UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-14893

The Pepsi Bottling Group, Inc.

(Exact name of registrant as specified in its charter)

One Pepsi Way
Somers, NY 55402
Telephone: (914) 767-6000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share, of the Registrant
Class B Common Stock, par value $0.01 per share, of the Registrant
Series A Preferred Stock Purchase Rights

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:
Common Stock, par value $0.01 per share, of the Registrant — 0 holders
Class B Common Stock, par value $0.01 per share, of the Registrant — 0 holders
Series A Preferred Stock Purchase Rights — 0 holders

Pursuant to the requirements of the Securities Exchange Act of 1934, The Pepsi Bottling Group, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Pepsi-Cola Metropolitan Bottling Company, Inc. (successor company to The Pepsi Bottling Group, Inc.)

Date:	March 11, 2010	By:	/s/ Thomas H. Tamoney, Jr.
			Name:	Thomas H. Tamoney, Jr.
			Title:	Vice President and Secretary